EIGER SUBSIDIARY’S FORM SB-2 CLEARS COMMENTS WITH SEC

TORONTO, Nov. 5, 2003/ - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that majority-owned subsidiary K-Tronik International Corp.’s (“K-Tronik”) Form SB-2 registration statement has cleared comments with the Securities and Exchange Commission (“SEC”). K-Tronik’s Prospectus becomes effective tomorrow.  Further information relating to K-Tronik’s initial trading date and other pertinent information will be released as available.

K-Tronik International Corporation is a leading manufacturer of energy efficient electronic ballasts for fluorescent lamps. Headquartered in New Jersey, K-Tronik supplies ballasts worldwide to OEMs. With a broad product line, low cost production and one of the lowest product defect rates in the industry, K-Tronik has developed a solid reputation in the rapidly growing energy technology industry.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.